UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 24, 2022, announcing changes to both the ex-dividend date and record date of the upcoming distribution announced in the press release dated May 19, 2022 due to U.S. regulations and Memorial Day.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company dated May 19, 2022, announcing the results of certain shareholder votes at the Company's Annual General Meeting that took place on May 19, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 24, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 24 May 2022 – 08:00 am CET

CHANGE TO EX-DIVIDEND AND RECORD DATE

ANTWERP, Belgium, May 24th, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav”) announces changes to both the ex-dividend and record date of the upcoming distribution announced in the press release of 19 May due to U.S. regulations and Memorial Day. The payment date of the dividend remains unchanged:

Ex-dividend date	1 June 2022
Record date	2 June 2022
Payment date	8 June 2022

The distribution to shareholders in the amount of USD 0.06 will be paid in EUR at the USD/EUR exchange rate of the record date. In view of these changes, investors are now reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from 1 June 2022 9 a.m. CET until 3 June 2022 9 a.m. CET. The distribution of USD 0.06 will be made out of the share premium account free of any withholding tax deduction.

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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Second Quarter 2022 Earnings: 4 August 2022
About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 38 VLCCs (and three to be delivered), 26 Suezmaxes (of which two vessels are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE Regulated information Tuesday 24 May 2022 – 08:00 am CET

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 99.2

PRESS RELEASE Regulated information Tuesday 19 May 2022 – 04:00 pm CET
EURONAV GENERAL SHAREHOLDERS MEETING RESULTS

ANTWERP, Belgium, May 19, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav”) is pleased to announce that today the General Meeting of Shareholders has approved the annual accounts for the year ended 31 December 2021, as well as the gross distribution of USD 0.06 per share covering Q4 2021 and Q1 2022. All other resolutions proposed by Euronav’s Supervisory Board have also been approved.
Election and re-election of Supervisory Board members proposed by Euronav

The General Meeting approved the reappointment of both Grace Skaugen and Anne-Hélène Monsellato as independent directors for terms of two years. In addition, Steven Smith was appointed as an independent director for two years. Mr. Smith previously served as a member of the Board from 2018 to 2019.
CMB’s Proposed Supervisory Board members

The three directors proposed by CMB (Ludovic Saverys, Patrick De Brabandere and Bjarte Boe) were not elected.
Election of new Chairperson of Euronav

Following the General Meeting, the Supervisory Board decided to nominate Grace Skaugen as the new chairperson of Euronav with immediate effect. All members of the Supervisory Board would like to take this opportunity to thank Carl E. Steen for his outstanding service and commitment since joining the Board in 2015. Carl decided not to stand for re-election after having completed two terms.
Distribution to Shareholders

The distribution to shareholders in the amount of USD 0.06 will be paid in EUR at the USD/EUR exchange rate of the record date. In view of this payment, investors are reminded that shareholders cannot reposition their shares between the Belgian share register and the U.S. share register from 30 May 2022 9 a.m. CET until 1 June 2022 9 a.m. CET. The distribution of USD 0.06 will be made out of the share premium account free of any withholding tax deduction.

Ex-dividend date	30 May 2022
Record date	31 May 2022
Payment date	8 June 2022
Proposed Merger with Frontline – Next Steps

The results of the Supervisory Board election and its composition deliver a clear signal from a majority of the shareholders that they are in favour of the strategy outlined by Euronav’s Supervisory and Management Boards, including the proposed merger with Frontline.

PRESS RELEASE Regulated information Tuesday 19 May 2022 – 04:00 pm CET

Euronav management looks forward to finalising the details of the proposed combination with Frontline. Since the announcement on April 7, both sides have been working diligently to agree on and finalise an appropriate transaction structure for the potential business combination, along with identification of cost and revenue synergies. Good and solid progress has been made in this respect.

The minutes of the annual general meeting of shareholders as well as the summary of votes will be uploaded on Euronav’s website in the “Investors” section under “General Assemblies”: https://www.euronav.com/investors/corporate-governance/ in accordance with applicable laws.

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Contact:
Brian Gallagher – Head of IR Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Second Quarter 2022 Earnings: 4 August 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 39 VLCCs (and three to be delivered), 26 Suezmaxes (of which two vessels are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

PRESS RELEASE Regulated information Tuesday 19 May 2022 – 04:00 pm CET

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline Ltd. (“Frontline”) management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

PRESS RELEASE Regulated information Tuesday 19 May 2022 – 04:00 pm CET

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.
You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.
In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.